Exhibit 99.7

ORLA MINING LTD. SPECIAL MEETING WEDNESDAY, JULY 22, 2026 AT 9:00 A.M. PDT FOR HOLDERS AS OF JUNE 15, 2026 68634K106 JULY 20, 2026 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * Jason Simpson, Etienne Morin, Brendan DePoe 1 To consider, pursuant to an order of the Supreme Court of RECOMMENDATION: FOR British Columbia dated June 19, 2026, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular of Orla Mining Ltd., approving an arrangement involving, among others, Orla Mining Ltd. and Equinox Gold Corp. pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act. 1 OF 1 1 0 0 FOR AGAINST 10101010101010101010101010101010 11111011110010011001001001001001 S41613- 10011011011110001100001000000000 10011111111000011100100001000111 1010111111100100100010010101110 10100111100001011010010000100101 11110001100100001010110010011110 11110101000100111001101100101111 10001010010000101010011100110100 1111100001001001101111000000111 11001001000010001011001111001010 11100001001001111011011001100101 10100100001000001001100011011000 10000100100101011111100001111111 1001000010110110111110111000100 11111111111111111111111111111111 10101010101010101010101010101010 10110010011000011011010110010101 10000010100100001010101011111100 1100100011001001110001001100110 10001000100101001110100000001010 10100101001101011110111111111001 10101100000110101111100110010010 10000100011110011011111100000111 1001000011110100100000001100001 10010010001110111011101001010101 11000001001100101011010110111000 11001010000100111011011101100011 10000110100110001011101111001010 1010011011001011110101011100000 11001100001111001000101100001000 11111111111111111111111111111111

ORLA MINING LTD. SPECIAL MEETING WEDNESDAY, JULY 22, 2026 AT 9:00 A.M. PDT JULY 20, 2026 1 E 1 1 OF 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 offices of Cassels Brock & Blackwell LLP Suite 3100, Park Place 666 Burrard Street ORLA MINING LTD. Vancouver, British Columbia V6C 2X8 SUITE 2020, 666 BURRARD STREET, VANCOUVER, BC V6C 2X8 CANADA 10101010101010101010 11111011110010000111 10011011000110010100 10011111010000010111 10111110001001001100 10100100100001101111 10110000100100000010 101100100001101000 10000010010100101110 11101000010011011001 11111001011010000110 11100000001001101101 11100101100001110110 10000100001011000001 10010100101011010000 100001111000001100 10101001010111000000 10110101110010010101 10001110000010001010 11111111111111111111 S41613- 10 0 10 0 0 10 0 0 111 10 0 10 0 0 10 0 0 111